UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 1, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES

INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Item 1.01.	Entry into Material Definitive Agreements

Share Purchase and Shareholder Agreement

On November 25, 2005, Stratus Technologies Group S.A. (“Stratus SA”), the parent company of Stratus Technologies International S.à r.l. (the “Company”), entered into a Share Purchase and Shareholder Agreement (the “Share Purchase Agreement”) with NEC Corporation (“NEC”). Under the Share Purchase Agreement, NEC agreed to purchase 1,989,940 shares of Stratus SA ordinary shares, par value U.S. $1.50 per share, at a purchase price of $4.52 per share for an aggregate purchase price of $9,000,000. The sale of the securities is set to close on or before December 15, 2005.

Collaboration and Licensing Agreement.

On November 25, 2005, Stratus Technologies Bermuda Limited (“Stratus Bermuda”), a wholly owned subsidiary of the Company, entered into a Collaboration and Licensing Agreement (the “Licensing Agreement”) with NEC. The Licensing Agreement has an initial term of ten (10) years and provides for the joint development and commercialization of fault-tolerant servers based on hardware lockstep technology. Under the arrangement, NEC will be primarily responsible for the development of the hardware platforms, and Stratus Bermuda and its affiliates will be primarily responsible for the development of the core fault-tolerant software for the hardware platform. Each party will bear all costs and expenses associated with its respective development efforts. The payment of royalties from each party to the other is contemplated under certain limited circumstances, however the value of such royalties are not yet ascertainable nor does the Company believe they will be material in amount.

The Licensing Agreement provides for the cross licensing of each party’s patents, trade secrets and technology know-how for use in the development and commercialization of fault tolerant servers. Either party is permitted to terminate the Licensing Agreement at any time after the fifth (5th) anniversary of its effective date, upon a minimum of two (2) years prior written notice to the other party. Each party is free to make, have made, promote, market, sell and service the jointly developed servers under its own respective brand names, throughout the world and without restriction as to markets and customers. The Licensing Agreement further contemplates that NEC will manufacture the jointly developed fault tolerant servers and resell those servers to affiliates of the Company under a separate agreement.

Purchase and Distribution Agreement

On November 25, 2005, Stratus Technologies Ireland Limited (“Stratus Ireland”), a wholly owned subsidiary of the Company, entered into a Purchase and Distribution Agreement (the “Distribution Agreement”) with NEC. The Distribution Agreement provides for the manufacture by NEC of the jointly developed servers produced under the Licensing Agreement and the sale of those jointly developed servers to Stratus Ireland and its affiliates. The Distribution Agreement has an initial term of ten (10) years.

Item 3.02.	Unregistered Sales of Equity Securities

On November 25, 2005, Stratus Technologies Group S.A. (“Stratus SA”), the parent company of Stratus Technologies International S.à r.l., (the “Company”) entered into a Share Purchase and Shareholder Agreement (the “Share Purchase Agreement”) with NEC Corporation (“NEC”). Under the Share Purchase Agreement, NEC agreed to purchase 1,989,940 shares of Stratus SA ordinary shares, par value U.S. $1.50 per share, at a purchase price of $4.52 per share for an aggregate purchase price of $9,000,000. The sale of the securities is set to close on or before December 15, 2005. The offer and sale of the securities are exempt from the registration requirements of Section 5 of the Securities Act of 1933 by virtue of Section 4(2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Registrant)

Date: December 1, 2005

By:  /s/  Graham David McGregor-Smith

Name:   Graham David McGregor-Smith

Title:     Manager